Exhibit 99.1

InflaRx Reports Full Year 2020 Financial & Operating Results

•	Submitted a Special Protocol Assessment to the FDA for Phase III program evaluating vilobelimab in Hidradenitis Suppurativa (HS) in Q1 2021
•	Phase III trial in Severe COVID-19 is ongoing and recruiting patients
•	Topline data from Phase II US trial in ANCA-Associated Vasculitis expected by mid-2021
•	Cash, cash equivalents and financial assets of approximately €81.4 million as of December 31, 2020
•	Completed $75M public offering in Q1 2021

Jena, Germany, March 25, 2021 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the year ended December 31, 2020.

Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx, commented: “The year 2020 was a challenging one for all of us dealing with a pandemic. As a physician and scientist, it has been extremely rewarding to see how quickly effective vaccines have been developed and are already in the arms of thousands of people.  However, we continue to see a need for novel treatments for COVID-19 and similar future viral diseases.  We are happy to be evaluating vilobelimab as a potential treatment to help severe COVID-19 patients and look forward to seeing those results, as well as results from ongoing trials in other disease areas, later this year.”

Prof. Riedemann continued: “We have submitted as planned a Special Protocol Assessment to the FDA to reach agreement on the path forward for our phase III plans with vilobelimab in hidradenitis suppurativa.  We were excited to announce a new area of clinical development – oncology – and are on track to start our first cancer trial with vilobelimab in cutaneous squamous cell carcinoma in the second quarter of this year. I am also pleased that our team recently completed a $75 million public offering, further strengthening our cash position and putting us on a firm financial footing to advance vilobelimab in a number of indications. We look forward to reporting our progress in the months ahead.”

Recent Highlights and R&D Update

Issue of Share Capital

On March 1, 2021, InflaRx announced the closing of a public offering of common shares pursuant to which the Company sold 15,000,000 common shares and warrants to purchase up to 15,000,000 common shares. The common shares were sold at a price to the public of $5.00 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The warrants are exercisable immediately and have a term of up to one year. The gross proceeds from this offering were $75.0 million (€61.6 million), before deducting the $4.5 million (€3.7 million) underwriting discount and other estimated offering expenses of approximately $0.5 million (€0.5 million) and excluding the exercise of any warrants.

Vilobelimab for Hidradenitis Suppurativa (HS)

InflaRx has submitted a Special Protocol Assessment (SPA) to the Food & Drug Administration (FDA) for the planned Phase III program in HS in the first quarter of 2021. Details on the Phase III design will be provided once agreement has been reached with the FDA.

In Europe, as previously reported in 2020, InflaRx received scientific advice from the European Medicines Agency (EMA) about the European pathway for regulatory approval, including supporting the use of a new primary endpoint, the International Hidradenitis Suppurativa Severity Score (“IHS4”). The Company is working diligently to address the additional feedback received to achieve alignment with the US strategy for a global Phase III development program in HS.

New data supporting the continued development of vilobelimab in the treatment of HS were presented in February 2021 at the 10th Conference of the European Hidradenitis Suppurativa Foundation e.V. (EHSF).  The data from the SHINE Phase II trial showed that significantly elevated baseline C5a levels occurred in HS patients versus healthy volunteers.  Data also showed that vilobelimab dose-dependently suppressed C5a levels over time accompanied by the previously reported reduction in inflammatory lesion counts and scores.

Vilobelimab for Severe COVID-19
The Phase III part of the global Phase II/III trial evaluating vilobelimab in mechanically ventilated patients with COVID-19 was initiated in mid-September 2020, and recruitment is currently ongoing with sites open in several countries in Europe and Latin America. Additional countries are in the process of being added. The study is enrolling as planned with a total goal of 360 patients. A blinded interim analysis is planned after 180 patients, with a potential early stop of the trial for efficacy or futility. Topline data from the trial are expected to be available by the end 2021.

Vilobelimab for ANCA-associated Vasculitis (AAV)
InflaRx reported the completion of enrollment in the European Phase II IXCHANGE study of vilobelimab in AAV in Q1 2021. Topline data from the randomized, double-blind, placebo-controlled trial with 57 patients are expected by the end of 2021.

Vilobelimab is also being studied in the US phase II IXPLORE study in patients with AAV. The main objective of this randomized, double-blind, placebo-controlled study is to evaluate the safety of vilobelimab, as this is the first time the drug is being administered to patients with AAV in the US. Topline results are expected by mid-2021.

Vilobelimab in cutaneous squamous cell carcinoma (cSCC)
The Company has recently announced plans to initiate an open label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with PD-1 or PD-L1 inhibitor resistant/refractory locally advanced or metastatic cSCC.

The non-comparative two-stage multi-national Phase II trial is expected to start enrolling patients in Q2 2021 with sites in Europe, the US and other countries. The study will investigate two independent arms: vilobelimab alone and vilobelimab in combination with pembrolizumab. The main objectives of the trial are to assess antitumor activity and safety of vilobelimab monotherapy and to determine the maximum tolerated or recommended dose, safety and antitumor activity in the combination arm.

Vilobelimab in Pyoderma Gangraenosum
The Phase IIa open label trial continues to enroll patients in the higher dose groups. Promising initial data from the first five patients in the study were announced in 2020. Results from the higher dose groups are expected by the end of 2021.

Financial highlights 2020

Research and development expenses decreased by €18.9 million to €25.7 million in the year ended December 31, 2020 compared to the year ended December 31, 2019.

This decrease is attributable to lower CRO and CMO costs from clinical trials in the amount of  €16.9 million due to the conclusion of the Phase IIb for HS in 2019, the expense of which was higher than 2020 costs associated with the new Phase II/III clinical trial in patients with COVID (2020: €4.9 million, 2019: nil) or other running trials like Phase II clinical program in patients with AAV, the Phase II clinical program in patients with PG, the preparation of a Phase II clinical program in patients cSCC or ongoing manufacturing activities for clinical trial related materials. In addition there was a €1.8 million decrease in employee-related costs mainly caused by a €2.0 million decrease in expenses from non-cash share-based compensation.

General and administrative expenses decreased by €4.0 million to €8.5 million for the year ended December 31, 2020, from €12.5 million for the year ended December 31, 2019. This decrease is primarily attributable to a €3.8 million decrease in expenses from non-cash share-based compensation. Legal, consulting and audit fees and other expenses decreased by €0.6 million to €1.6 million for the year ended December 31, 2020, from €2.2 million for the year ended December 31, 2019, which decrease is mainly attributable to lower consulting and travel costs. The increase of other expenses by €0.2 million is primarily related to higher D&O insurance cost.

Net financial result decreased by €3.6 million in the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease is mainly attributable to (a) higher foreign exchange losses, which increased by €1.7 million and (b) lower interest on marketable securities, which decreased by €2.0 million.

Net loss for the year 2020 was €34.0 million or €1.3 per common share, compared to €53.3 million or €2.1 per common share for the year 2019. On December 31, 2020, the Company’s total funds available were approximately €81.4 million, composed of cash and cash equivalents (€26.0 million) and financial assets (€55.4 million).

Net cash used in operating activities decreased to €36.5 million in the year ended December 31, 2020, from €43.2 million in the year ended December 31, 2019, mainly due to the decrease of research and development expenditures and lower personnel costs, excluding stock-based compensation.

Additional information regarding these results and other relevant information is included in the notes to the financial statements as of December 31, 2020 in “ITEM 18. Financial statements,” which is included in InflaRx’s Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

InflaRx N.V. and subsidiaries
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2020, 2019 and 2018

in €, except for share information	2020	2019	2018

Operating Expenses
Research and development expenses	(25,684,140)	(44,582,136)	(25,028,554)
General and administrative expenses	(8,467,203)	(12,501,048)	(12,786,869)
Total Operating Expenses	(34,151,343)	(57,083,184)	(37,815,422)
Other income	221,748	400,253	303,860
Other expenses	(13,209)	(85,242)	(4,802)
Operating Result	(33,942,804)	(56,768,173)	(37,516,364)
Finance income	887,702	2,840,676	2,182,842
Finance expenses	(26,000)	(22,265)	—
Foreign exchange result	(776,512)	694,944	5,626,071
Other financial result	(126,000)	—	(107,182)
Income Taxes	—	—	—
Loss for the Period	(33,983,614)	(53,254,817)	(29,814,634)

Share Information
Weighted average number of shares outstanding	27,064,902	26,004,519	25,095,027
Loss per share (basic/diluted)	(1.26)	(2.05)	(1.19)

Loss for the Period	(33,983,614)	(53,254,817)	(29,814,634)
Other comprehensive income (loss) that may be re-clas-si-fied to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(5,954,019)	2,177,033	50,196
Total Comprehensive Loss	(39,937,633)	(51,077,785)	(29,764,438)

InflaRx N.V. and subsidiaries
Consolidated Statements of Financial Position as December 31, 2020 and 2019

in €	2020	2019

ASSETS
Non-current assets
Property and equipment*	408,263	576,373
Right-of-use assets*	546,694	836,924
Intangible assets	350,183	452,400
Other assets	353,522	452,217
Financial assets	272,268	272,614
Total non-current assets	1,930,930	2,590,528
Current assets
Current other assets*	3,734,700	2,365,916
Income tax receivable*	1,419,490	1,134,968
Financial assets	55,162,033	82,353,867
Cash and cash equivalents	25,968,681	33,131,280
Total current assets	86,284,904	118,986,031
TOTAL ASSETS	88,215,834	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital	3,387,410	3,132,631
Share premium	220,289,876	211,006,606
Other capital reserves	26,259,004	25,142,213
Accumulated deficit	(168,345,620)	(134,362,006)
Other components of equity	(3,726,791)	2,227,228
Total equity	77,863,880	107,146,673
Non-current liabilities
Lease liabilities	220,525	330,745
Other liabilities	33,323	39,013
Total non-current liabilities	253,847	369,758
Current liabilities
Trade and other payables	8,258,133	12,413,662
Lease liabilities	338,516	515,203
Employee benefits	1,368,731	975,629
Other liabilities	117,727	105,634
Provisions	15,000	50,000
Total current liabilities	10,098,107	14,060,128
Total Liabilities	10,351,954	14,429,886
TOTAL EQUITY AND LIABILITIES	88,215,834	121,576,558

InflaRx N.V. and subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2020, 2019 and 2018

in €	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2018	2,857,452	161,638,566	6,225,353	(51,292,555)	—	119,428,816
Loss for the Period	—	—	—	(29,814,634)	—	(29,814,634)
Exchange differences on translation of foreign currency	—	—	—	—	50,196	50,196
Total Comprehensive Loss	—	—	—	(29,814,634)	50,196	(29,764,438)
Issuance of common shares	222,000	52,768,733	—	—	—	52,990,733
Transaction costs	—	(3,801,265)	—	—	—	(3,801,265)
Equity-settled share-based pay-ments	—	—	12,084,651	—	—	12,084,651
Share options exercised	36,273	415,801	—	—	—	452,075
Balance as of December 31, 2018	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the Period	—	—	—	(53,254,817)	—	(53,254,817)
Exchange differences on translation of foreign currency	—	—	—	—	2,177,033	2,177,033
Total Comprehensive Loss	—	—	—	(53,254,817)	2,177,033	(51,077,784)
Equity-settled share-based pay-ments	—	—	6,832,210	—	—	6,832,210
Share options exercised	16,905	(15,229)	—	—	—	1,676
Balance as of December 31, 2019	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the Period	—	—	—	(33,983,614)	—	(33,983,614)
Exchange differences on translation of foreign currency	—	—	—	—	(5,954,019)	(5,954,019)
Total Comprehensive Loss	—	—	—	(33,983,614)	(5,954,019)	(39,937,633)
Issuance of common shares	234,982	9,535,961	—	—	—	9,770,943
Transaction costs	—	(729,840)	—	—	—	(729,840)
Equity-settled share-based pay-ments	—	—	1,116,791	—	—	1,116,791
Share options exercised	19,797	477,149	—	—	—	496,946
Balance as of December 31, 2020	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,791)	77,863,880

InflaRx N.V. and subsidiaries
Consolidated Statements of Cash Flows for the Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
		(in €)
Operating activities
Loss for the Period	(33,983,614)	(53,254,817)	(29,814,634)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	712,713	663,166	173,630
Net finance income	40,810	(3,513,355)	(7,701,731)
Share-based payment expense	1,116,791	6,832,210	12,084,651
Net foreign exchange differences	(247,322)	(368,477)	(17,257)
Other non-cash adjustments	3,436	60,628	213,956
Changes in:
Other assets	(1,554,611)	(2,364,399)	(893,602)
Current financial assets	—	—	(316,112)
Employee benefits	355,545	235,500	494,837
Other liabilities	8,960	(209,948)	304,627
Trade and other payables	(4,155,529)	5,734,795	2,243,137
Interest received	1,201,547	3,001,109	1,679,250
Interest paid	(26,387)	(20,903)	—
Net cash used in operating activities	(36,527,661)	(43,204,492)	(21,549,248)
Investing activities
Purchase of intangible assets and property and equipment	(94,189)	(594,889)	(806,531)
Purchase of non-current other financial assets	—	(75,543)	(209,705)
Proceeds from the disposal of non-current other financial assets	—	—	21,811
Purchase of current financial assets	(101,600,176)	(82,547,409)	(106,445,120)
Proceeds from the maturity of current financial assets	123,056,347	103,559,395	7,990,204
Net cash from/ (used in) investing activities	21,361,982	20,341,554	(99,449,341)
Financing activities
Proceeds from issuance of common shares	9,770,944	—	52,990,733
Transaction costs from issuance of common shares	(729,841)	—	(3,801,265)
Proceeds from exercise of share options	496,946	1,676	452,075
Repayment of lease liabilities	(366,156)	(296,020)	—
Net cash from/ (used in) financing activities	9,171,893	(294,344)	49,641,542
Net increase/(decrease) in cash and cash equivalents	(5,993,786)	(23,157,282)	(71,357,047)
Effect of exchange rate changes on cash and cash equivalents	(1,168,813)	902,321	3,461,399
Cash and cash equivalents at beginning of period	33,131,280	55,386,240	123,281,888
Cash and cash equivalents at end of period	25,968,681	33,131,280	55,386,240

About vilobelimab:

Vilobelimab is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, vilobelimab leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. Vilobelimab has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. Vilobelimab is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with vilobelimab in clinical trials, and the antibody has been shown to be well tolerated. Vilobelimab is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum, Cutaneous Squamous Cell Carcinoma and severe COVID‑19.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.de.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.